Exhibit 99.1

Quipt Home Medical Corp.

(formerly, Protech Home Medical Corp.)

Condensed Consolidated Interim Financial Statements

2021 Second Quarter

For the Three and Six Months Ended

March 31, 2021 and 2020

(UNAUDITED)

(Expressed in US dollars)

TABLE OF CONTENTS

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-23

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	As at March 31, 2021	As at September 30, 2020	As at October 1, 2019 (Restated)
ASSETS
Current Assets
Cash		$27,158	$29,227	$9,708
Accounts receivable, net	~~4~~	10,870	9,089	9,357
Inventory	5	9,851	6,415	3,578
Prepaid and other current assets		822	552	604
Total current assets		48,701	45,283	23,247
Long-term assets
Property, equipment, and right of use assets, net	6	18,635	16,667	14,723
Goodwill	7	11,485	3,895	1,420
Intangible assets, net	7	10,337	5,579	2,198
Deferred financing costs	11	486	556	-
Deposits		84	85	71
Total long-term assets		41,027	26,782	18,412
TOTAL ASSETS		$89,728	$72,065	$41,659

LIABILITIES
Current Liabilities
Accounts payable		$8,831	$7,434	$6,134
Accrued liabilities		2,802	3,488	1,750
Current portion of equipment loans	11	6,197	4,311	6,176
Current portion of leases	11	2,481	2,037	421
Government grant	8	3,308	2,599	-
Deferred revenue	9	2,023	1,804	1,438
Purchase price payable	3	1,969	857	-
Derivative warrant liability	10	6,728	1,855	-
Total current liabilities		34,339	24,385	15,919
Long-Term Liabilities
Debentures	11	17,327	12,930	10,547
Equipment loans	11	937	439	1,130
Lease liabilities	11	3,321	3,230	1,040
Government grant	8	1,577	2,286	-
Long-term purchase price payable	3	133	560	-
TOTAL LIABILITIES		57,634	43,830	28,636

SHAREHOLDERS' EQUITY
Share capital	12	186,063	171,405	151,963
Contributed surplus		16,188	16,519	16,177
Shares to be issued		657	-	-
Accumulated deficit		(170,814)	(159,689)	(155,117)
TOTAL SHAREHOLDERS' EQUITY		32,094	28,235	13,023
TOTAL LIABILITIES AND EQUITY		$89,728	$72,065	$41,659

The accompanying notes are an integral part of these consolidated financial statements

Page | 1

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Six Months Ended March 31, 2021	Six Months Ended March 31, 2020
Revenue
Sales of medical equipment and supplies		$10,401	$7,492	$20,803	$14,585
Rentals of medical equipment		13,839	10,369	26,192	19,824
Total revenues		24,240	17,861	46,995	34,409
Inventory sold		6,122	4,763	12,194	9,361
Operating expenses	14	12,734	8,999	24,263	19,894
Depreciation	6	3,603	3,233	6,969	6,601
Amortization of intangible assets	7	337	151	652	345
Stock-based compensation	12	12	68	27	101
Acquisition-related costs	3	16	-	72	-
Gain on sale of property and equipment		(2)	(8)	(29)	(68)
Other expense (income)		-	(41)	-	(146)
Income from continuing operations		1,418	696	2,847	(1,679)
Financing expenses
Interest expense on convertible debenture		235	223	465	450
Interest expense on leases	11	127	105	252	225
Interest expense on loans		97	133	182	243
Amortization of financing costs	11	36	-	70	-
Other interest (income)/ expense		18	-	30	-
(Gain) loss on foreign currency transactions		98	(981)	100	(596)
Change in fair value of derivative warrant liability	10	6,043	-	6,391	-
Change in fair value of debentures	11	7,254	(1,895)	7,889	(1,364)
Income (loss) from continuing operations before taxes		(12,490)	3,111	(12,532)	(637)
Provision for (recovery of) income taxes		-	33	(1,407)	33
Income (loss) from continuing operations		(12,490)	3,078	(11,125)	(670)
Discontinued operations:
Income (loss) from discontinued operations	17	-	-	-	(869)
Net income (loss)		$(12,490)	$3,078	$(11,125)	$(1,539)

Net income (loss) per share (Note 15)
Basic earnings per share		$(0.43)	$0.15	$(0.39)	$(0.07)
Diluted earnings per share		$(0.43)	$0.14	$(0.39)	$(0.07)
Weighted average number of common shares outstanding:
Basic		29,294	20,914	28,803	20,897
Diluted		29,294	22,124	28,803	20,897

The accompanying notes are an integral part of these consolidated financial statements

Page | 2

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	Number of Shares (000’s)	Capital stock	Contributed surplus	Shares to be Issued	Accumulated Deficit	Total shareholders' equity
Balance September 30, 2019		20,897	$151,963	$16,177	$-	$(155,117)	$13,023
Net loss		-	-	-	-	(1,539)	(612)
Stock-based compensation	12	-	-	101	-	-	101
Stock options exercised	12	24	44	(25)	-	-	19
Balance March 31, 2020		20,921	$152,007	$16,253	$-	$(156,656)	$11,604

Balance September 30, 2020		28,069	$171,405	$16,519	$-	$(159,689)	$28,235
Net loss		-	-	-	-	(11,125)	(11,125)
Stock to be issued from acquisition	3	-	-	-	3,033	-	3,033
Issuance of stock to be issued	3	629	2,376	-	(2,376)	-	-
Conversion of debentures	11	619	4,349	-	-	-	4,349
Stock-based compensation	12	-	-	27	-	-	27
Stock options exercised	12	20	98	(47)	-	-	51
Compensation options exercised	12	263	1,311	(311)	-	-	1,000
Exercise of warrants, including transfer of derivative warrant liability of $1,725	10,12	968	6,524	-	-	-	6,524
Balance March 31, 2021		30,568	$186,063	$16,188	$657	$(170,814)	$32,094

The accompanying notes are an integral part of these consolidated financial statements

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	Six months ended March 31, 2021	Six months ended March 31, 2020
Operating activities
Loss from continuing operations		$(11,125)	$(670)
Loss from discontinued operations		-	(869)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,7	7,621	6,946
Amortization of financing costs	11	71	-
Interest expense on leases and loans	11	434	468
Loss (gain) on foreign currency transactions		100	(596)
Loss on fair value of derivative warrant liability	11	6,391	-
Loss on (gain) on fair value of convertible debentures	11	7,889	(1,364)
Gain on disposal of property and equipment		(29)	(67)
Stock-based compensation	12	27	101
Bad debt expense	4	4,289	3,628
Change in inventory reserve		185	49
Deferred income taxes		(1,407)	-
Change in working capital:
Net increase in accounts receivable		(4,816)	(2,583)
Net increase in inventory		(2,366)	(716)
Net increase in prepaid and other current assets		(260)	(115)
Net increase in deferred revenue		35	-
Net increase in accounts payables and accrued liabilities		(415)	953
Net cash flow provided by operating activities		6,624	5,165
Investing activities
Purchase of property and equipment	6	(1,178)	(35)
Cash proceeds from sale of property and equipment		153	127
Cash paid for acquisitions	3	(7,670)	(3,318)
Net cash flow used in investing activities		(8,695)	(3,226)
Financing activities
Repayments of long-term debt	11	(6,236)	(7,282)
Payments of purchase price payable	3	(576)	-
Proceeds from exercise of warrants	12	4,799	-
Proceeds from exercise of options	12	1,051	20
Net cash flow used in financing activities		(962)	(7,262)

Net decrease in cash		(3,033)	(5,323)
Effect of exchange rate changes on cash held in foreign currencies		964	(8)

Cash, beginning of period		29,227	9,708
Cash, end of period		$27,158	$4,377

The accompanying notes are an integral part of these consolidated financial statements

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. ("Quipt" or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth.

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021.

The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. The stock is also traded on the OTCQX Best Market in the United States under the symbol PTQQF. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

Change in Presentation Currency

Effective October 1, 2020, the Company changed its presentation currency to US dollars from Canadian dollars. Since the Company operates in the United States and its functional currency is US dollars, the Company believes that the change in presentation currency will provide stakeholders with a better reflection of the Company's business activities and enhance the comparability of the Company's financial information. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of operations and comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized as a foreign currency gain (loss) in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). Asset and liability amount previously reported in Canadian dollars have been translated into US dollars as at October 1, 2019 and September 30, 2020, using the period-end exchange rates of 1.3242 C$/US$ and 1.3339 C$/US$, respectively. The statements of income (loss) and comprehensive income (loss) and statement of cash flows have been translated at an exchange rate of 1.3453 and 1.3332 C$/US$ for the three and six months ended March 31, 2020, respectively.

In prior reporting periods, the translation of the Company’s US entities, which had a US dollar functional currency, into the Company’s presentation currency of the Canadian dollar, gave rise to a translation adjustment which was recorded as a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the CTA was eliminated.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

See Note 8 for relief payments the Company received related to the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2020 and 2019.

Except as noted, the Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2020 and 2019.

The unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 28, 2021.

These unaudited condensed consolidated interim financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting as required.

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance, and deductibles, which vary in amounts, and are due from secondary insurance and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of March 31, 2021, relating to sale of medical equipment and supplies.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16, “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Valuation of inventories

Inventory is recorded at the lower of cost or market. Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers. The Company estimates that a certain portion of inventory purchased may be excess, obsolete, or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed at year-end, and all inventory items which more than two years are old and not supported by recent sales were provided for 40% in accordance with Company’s policy.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1-5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements	Life of lease (1-7 years)
Right-of-use vehicles	5 years
Right of use real estate leases	Life of lease (1-6 years)

Depreciation of rental equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Financial instruments

Fair value measurement

Financial instruments carried at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Where financial instruments are traded in active financial markets, fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis;

Level 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s length market transaction and comparisons to the current fair value of similar instruments, but where this is not feasible, inputs such as liquidity risk, credit risk and volatility are used; and

Level 3 – Valuation in this level are made with inputs other than observable market data.

Cash and cash equivalents are classified as Level 1. The warrant derivative financial liability has been valued using level 3 inputs from the fair value hierarchy. The convertible debentures have been valued using Level 1 input.

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk, and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies promulgated by the Board of Directors. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily more than the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable is due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Receivables generally are collected within industry norms for third-party payors. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience. The expected loss rates are based on the historical loss rates and are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables, such as the unemployment rate of the states in which it conducts business. Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, a failure to make contractual payments after multiple collection efforts, including third party collection agencies.

As at March 31, 2021 and 2020, Company has approximately 10% of receivables due from Medicare. As this is a Federal health insurance program in the United States, there is nominal credit risk associated with these balances.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of March 31, 2021, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $33,337,000 of liabilities that are due within one year but has $48,701,000 of current assets to meet those obligations.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the debenture and equipment loans is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

Page | 10

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

3.	Acquisition of businesses and purchase accounting

Acquisition of Sleepwell, LLC

Effective October 23, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Sleepwell, Inc. (Sleepwell), Georgia company in the same industry as the Company. The purchase price was $9,976,000 of which $6,623,000 was paid in cash at closing, $2,376,000 (629,000 shares at a fair value of $3.78 per share) was paid through the issuance of stock in January 2021, $320,000 that was paid in March 2021 upon the resolution of Sleepwell’s Payroll Protection Plan loan and post-closing adjustments, and $657,000 (246,000 shares at a fair value of $2.67) to be paid in stock in August 2022. The fair value of the stock has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued. The Company has determined that the transaction is an acquisition of a business under IFRS 3 – Business Combinations, and it has been accounted for by applying the acquisition method. The Company expensed $56,000 of legal expenses in conjunction with the acquisition.

The pro forma revenues and net income for Sleepwell for the six months ended March 31, 2021 was approximately $5,200,000 and 800,000, respectively, of which approximately $4,500,000 and $650,000 were recognized in the period from October 23, 2020 through March 31, 2021.

The primary areas of the preliminary purchase price allocations that are not yet finalized relate to: intangible assets acquired, deferred tax liabilities, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$378
Accounts receivable	780
Inventory	769
Prepaid expenses and other current assets	2
Property and equipment	960
Right of use real estate ($390 net of unfavorable lease)	313
Goodwill	4,067
Intangible asset – Non-compete	220
Intangible asset – Brand	520
Intangible asset – Customer relationships	4,670
Accounts payable	(640)
Accrued payroll	(166)
Deferred revenue	(100)
Lease liabilities	(390)
Deferred tax liability	(1,407)
Net assets acquired	$9,976
Cash paid at closing	$6,623
Stock issued in January 2021	2,376
Cash to be paid after closing	320
Stock to be issued after closing, included in shares to be issued	657
Consideration paid or payable	$9,976

Page | 11

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes. Subsequent to the acquisition date, the deferred tax liability on the purchase price allocation of $1,407,000 was offset by the deferred tax asset from tax loss carry forwards and recorded as recovery of income taxes.

Acquisition of Mayhugh Drugs, Inc.

Effective February 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Mayhugh Drugs, Inc, dba Mayhugh Medical Equipment (Mayhugh). Mayhugh is a Florida based company in the same industry as the Company. The purchase price was $1,972,000, of which $1,047,000 was paid in cash at closing, $675,000 to be paid in cash upon the resolution of post-closing adjustments, if any, and an earnout valued at $250,000. The earnout could be as high as $750,000 ($250,000 for each of the first three twelve-month periods following the acquisition), and the fair value was based on a Monte Carlo simulation. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $16,000 of legal expenses in conjunction with the acquisition.

The pro forma revenues and net income for Mayhugh for the six months ended March 31, 2021 was approximately $2,900,000 and $200,000, respectively, of which approximately $1,000,000 and $100,000 were recognized in the period from February 1, 2021 to March 31, 2021.

The primary areas of the preliminary purchase price allocations that are not yet finalized relate to: intangible assets acquired, deferred tax liabilities, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$180
Accounts receivable, net of expected credit loss of $1,142	474
Inventory	487
Prepaid expenses and other current assets	7
Property and equipment	1,284
Right of use real estate	62
Goodwill (provisional)	3,523
Accounts payable	(880)
Accrued payable	(14)
Deferred revenue	(84)
Equipment loans	(3,005)
Lease liabilities	(62)
Net assets acquired	$1,972
Cash paid at closing	$1,047
Cash to be paid after closing, included in purchase price payable	925
Consideration paid or payable	$1,972

Page | 12

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Prior Periods

During the year ended September 30, 2020 the Company acquired three businesses. The details of these acquisitions were disclosed in Note 4 of the Company’s annual financial statements for the year ended September 30, 2020.

The purchase price payable included on the balance sheet consists of amounts related to prior period acquisitions in addition to Sleepwell and Mayhugh, less payments made to date. Below is the movement in Purchase Price Payable for the six months ended March 31, 2021:

Six months ended March 31, 2020
Balance, September 30, 2020 (current $857 plus long-term $560)	$1,417
Addition from acquisitions	1,245
Accretion of interest	16
Payments on prior period acquisitions	(576)
Balance, March 31, 2021 (current $1,969 plus long-term $133)	$2,102

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at March 31, 2021	As at September 30, 2020
Gross receivable	$14,062	$14,125
Reserve for expected credit losses	(3,192)	(5,036)
	$10,870	$9,089

As at March 31, 2021	Gross Receivables	Allowance for expected credit losses	Net Receivables
0 – 90 days	$10,031	$(1,459)	$8,572
91 – 180 days	1,465	(330)	1,135
Over 180 days	2,566	(1,403)	1,163
Total	$14,062	$(3,192)	$10,870

Below is the movement in the reserve for expected credit losses:

Reserve for expected credit losses	Six Months ended March 31, 2021	For the year ended September 30, 2020
Opening Balance	$5,036	$2,305
Bad debt expense	4,289	6,498
Amounts written off	(6,133)	(3,767)
Ending Balance	$3,192	$5,036

5.	Inventory

	As at March 31, 2021	As at September 31, 2020
Serialized	$3,619	$2,132
Non-serialized	6,501	4,366
Reserve for shrink and slow-moving	(269)	(83)
Total Inventory	$9,851	$6,415

Page | 13

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The reserve for slow-moving is included under cost of inventory sold in the condensed consolidated interim statement of (loss and comprehensive (loss) income.

6.	Property and equipment and right of use assets

Cost	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets – Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$26,717	$504	$433	$1,169	$2,588	$-	$31,411
Additions – adoption of IFRS 16						2,618	2,618
Transfers from inventory	4,312	-	-	-	-	-	4,312
Additions	-	3	-	32	511	647	1,193
Acquisitions	2,103	-	-	183	158	1,086	3,531
Disposals	(7,808)	(43)	(69)	(148)	(468)	-	(8,535)
Balance March 31, 2020	$25,325	$464	$364	$1,237	$2,789	$4,351	$34,530

Balance September 30, 2020	$22,568	$171	$333	$1,364	$2,872	$4,990	$32,298
Transfers from inventory	5,088	-	-	-	-	-	5,088
Additions	-	4	-	22	157	1,171	1,354
Acquisitions	2,228	-	2	-	14	375	2,619
Disposals	(4,929)	(24)	(11)	(7)	(288)	(384)	(5,643)
Balance March 31, 2021	$24,955	$151	$324	$1,379	$2,755	$6,152	$35,716

Accumulated depreciation	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets – Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$14,769	$371	$260	$257	$1,031	$-	$16,688
Depreciation	5,414	50	39	75	312	710	6,601
Disposals	(7,808)	(43)	(69)	(148)	(408)	-	(8,475)
Balance March 31, 2020	$12,376	$379	$230	$184	$935	$710	$14,814

Balance September 30, 2020	$12,311	$106	$229	$309	$1,182	$1,494	$15,631
Depreciation	5,576	16	30	59	335	953	6,969
Disposals	(4,917)	(24)	(11)	(7)	(279)	(281)	(5,519)
Balance March 31, 2021	$12,970	$98	$248	$361	$1,238	$2,166	$17,081

Net Book Value	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets – Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$11,948	$133	$173	$912	$1,557	$-	$14,723
Balance March 31, 2020	$12,949	$86	$134	$1,052	$1,854	$3,641	$19,716
Balance September 30, 2020	$10,257	$64	$104	$1,055	$1,690	$3,496	$16,667
Balance March 31, 2021	$11,985	$53	$76	$1,018	$1,517	$3,986	$18,635

Out of the $5,088,000 rental equipment transferred from inventory during the six months ended March 31, 2021, the Company obtained equipment loans (Note 11) for $3,936,000 with the balance of $1,152,000 paid in cash.

7.	Goodwill and Intangible Assets

Cost	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$1,420	$517	$1,341	$3,851	$8,460	$14,169	$15,589
Acquisitions	794	50	210	-	786	1,046	1,840
Disposals	-	-	-	-	(33)	(33)	(33)
Balance March 31, 2020	$2,214	$567	$1,551	$3,851	$9,213	$15,182	$17,396

Balance September 30, 2020	$3,895	$637	$1,881	$3,851	$11,766	$18,135	$22,030
Acquisitions	7,590	220	520	-	4,670	5,410	13,000
Disposals	-	-	-	-	(144)	(144)	(144)
Balance March 31, 2021	$11,485	$857	$2,401	$3,851	$16,292	$23,401	$34,886

Page | 14

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Accumulation amortization	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$-	$480	$888	$3,728	$6,875	$11,971	$11,971
Amortization	-	22	49	86	188	345	345
Disposals	-	-	-	-	(33)	(33)	(33)
Balance March 31, 2020	$-	$502	$937	$3,814	$7,030	$12,283	$12,283

Balance September 30, 2020	$-	$522	$989	$3,845	$7,200	$12,556	$12,556
Amortization	-	38	88	5	521	652	652
Disposals	-	-	-	-	(144)	(144)	(144)
Balance March 31, 2021	$-	$560	$1,077	$3,850	$7,577	$13,064	$13,064

Net carrying amount	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$1,420	$37	$453	$123	$1,585	$2,198	$3,618
Balance March 31, 2020	$2,214	$65	$614	$37	$2,183	$2,899	$5,113
Balance September 30, 2020	$3,895	$115	$892	$6	$4,566	$5,579	$9,474
Balance March 31, 2021	$11,485	$297	$1,324	$1	$8,715	$10,337	$21,822

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the CARES Act.

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. The unforgiven portion of the PPP loan is payable, with 1% interest over nine equal installments of $472,000 from September 2021 through April 2022.

Since the Company expects to meet the PPP’s eligibility criteria for forgiveness and has concluded that the PPP loan represents, in substance, a grant that is expected to be forgiven, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity and a liability has been recorded on the balance sheet. No reduction in the liability has been recorded.

Public health and Social Services Emergency Fund (“Relief Fund”)

During the year ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

Since the Company believes it has met the Relief Fund’s terms and conditions, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity. The original proceeds were recognized as a liability, which was reduced based on certain related costs incurred. During the year ended September 30, 2020, the Company reduced the liability by $1,166,000 which was been included under other expense (income) in the statement of loss and other comprehensive loss.

	Current	Long Term	Total
Balance September 30, 2020	$2,599	$2,286	$4,885
Change in current and long-term portions	709	(709)	-
Balance March 31, 2021	$3,308	$1,577	$4,885

Page | 15

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

9.	Deferred Revenue

Activity for deferred revenue for the six months ended March 31, 2021 and 2020 is as follows:

	For the six months ended March 31, 2021	For the year ended September 30, 2020
Beginning balance	$1,804	$1,438
Acquisitions	184	330
Operations	35	36
Ending balance	$2,023	$1,804

10.	Derivative warrant liability

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 27,678,826 units, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for a total of 13,839,412 Warrants. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of C$1.60 per share. During the six months ended March 31, 2020, 3,875,998 Warrants for 969,000 common shares were exercised, leaving 9,964,424 Warrants for 2,491,106 common shares outstanding. The Warrants are recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US Dollars. The liability was recorded at fair value of $0.68 and $0.13 as of March 31, 2021 and September 30, 2020, respectively, using the Black-Scholes pricing model. The revaluation is performed each period end, with the change in fair value recorded in the caption “Loss (gain) on fair value of warrants.” Upon exercise, the warrant liability is derecognized and transferred to equity.

	As at March 31, 2021		As at September 30, 2020
Share price	C$	2.44	C$	1.31
Risk-free interest rate		0.03%		0.23%
Expected volatility		49.74%		60.8%
Expected life of warrant		0.25 years		0.75 years
Expected dividend yield		0%		0%

Warrant activity for the six months ended March 31, 2021 is provided below:

Amount
Balance September 30, 2020	$1,855
Exercised at a weighted average Black-Scholes fair value of $0.41	(1,725)
Change in fair value	6,391
Change in foreign exchange rate	207
Balance March 31, 2021	$6,728

11.	Long-term Debt

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 (US$795) debenture is convertible at the option of the holder into approximately 192.31 common shares. As of September 30, 2020, C$4,000 of debentures had been converted into common shares, and during the six months ended March 31, 2021, C$3,218,000 of debentures were converted into common shares, leaving C$11,778.000 (US$9,366) of face value of the debentures remaining. The fair value of the debentures on the dates of conversion totaled C$5,580,000, or $4,349,000. After three years, the Company can force conversion of the outstanding principal at a conversion price of C$5.20, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

Page | 16

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of C$185 ($147) and C$115 ($86) as of March 31, 2021 and September 30, 2020, respectively, per unit. A loss of $7,254,000 and $7,889,000 was recorded for the three and six months ended March 31, 2021, respectively. A gain of $1,895,000 and $1,364,000 was recorded for the three and six months ended March 31, 2020, respectively. Following is the movement in these debentures:

	Six months ended March 31, 2021	Year ended September 30, 2020
Beginning Balance	$12,930	$10,547
Conversion to common shares	(4,349)	-
Change in fair value	7,889	2,528
Change in foreign exchange rate	857	(145)
Ending Balance	$17,327	$12,930

In conjunction with issuance of the debentures, the Company issued compensation options to the underwriters for 129,808 shares of the Company at an exercise price of C$5.20 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $1.02 for a total of $133,000 using the Black-Scholes pricing model.

Compensation options activity for the six months ended March 31, 2021 is provided below:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2020	130	C$	5.20
Exercised	(130)		5.20
Balance, March 31, 2021	-		-

Equipment Loans

The Company is offered financing arrangements from their suppliers and their designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $5,638,000.

Following is the activity in equipment loans for the six months ended March 31, 2021 and year ended September 30, 2020:

	Six months ended March 31, 2021	Year ended September 30, 2020
Beginning Balance	$4,750	$6,959
Additions:
Acquisitions	3,005	646
Operations	3,936	7,080
Interest expense	182	630
Repayments	(4,739)	(10,565)
Ending Balance	7,134	4,750
Current portion, less than 1 year	6,197	4,311
Long-term portion, due between 1 and 5 years	$937	$439

Page | 17

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Leases Liabilities

The Company enters in lease for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%.

Below is the movement in lease liabilities for the six months ended March 31, 2021:

	Vehicles	Real estate	Total
Balance, September 30, 2020	$1,627	$3,640	$5,267
Additions during the period:
Acquisitions	-	452	452
Operations	157	1,171	1,328
Interest	74	178	252
Repayments	(325)	(1,172)	(1,497)
Balance, March 31, 2021	$1,533	$4,269	$5,802

Future payments pursuant to lease liabilities are as follows:

	As at March 31, 2021	As at September 30, 2020
Less than 1 year	$2,861	$2,394
Between 1 and 5 years	3,656	3,497
More than five years	-	70
Gross lease payments	6,517	5,961
Less: finance charges	(715)	(694)
Net lease liabilities	$5,802	$5,267

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. The Company has borrowed $2,000 from this facility at March 31, 2021 ($0 at September 30, 2020). Interest expense for the facility for the six months ended March 31, 2021 totaled $25,500 and primarily related to the unused fee. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and expected future revenues from existing customer rentals. Issuance costs of $561,000 were incurred, are recorded in “deferred financing costs” on the consolidated balance sheet and are being amortized on a straight-line over the four-year term of the facility for a total of $36,000 and $70,000 for the three and six months ended March 31, 2021, respectively.

12.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, shares to be issued, accumulated other comprehensive income (loss), and accumulated deficit, in the amount of $32,094,000 at March 31, 2021.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity, and long-term debt, including debentures, equipment loans and leases.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, held with major Canadian and US financial institutions.

Page | 18

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

Issued share capital

The Company has only one class of common stock outstanding. Effective December 31, 2018, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every five pre-consolidation common shares.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any tax effects. Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges and is presented as a separate component of shareholders’ equity on the Consolidated Statements of Financial Position. The Company does not currently participate in hedging activities.

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for a total of 27,678,826 pre-consolidation units, comprising 27,678,826 pre-consolidation shares or 6.919,706 post consolidation shares and 27,678,826 warrants. Each unit issued was issued at a pre-consolidation price of C$1.15 for total gross proceeds of C$31,831,000 and consisted of one pre-consolidation common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) for a total of 13,839,413 Warrants. Following the consolidation, for every four Warrants exercised in accordance with its terms, the holder will be entitled to acquire one common share for a period of 12 months following the closing at an exercise price of C$6.40 per share. During the six months ended March 31, 2021, 3,875,998 Warrants were exercised for 969,000 common shares for total proceeds of C$6,202,000, or $4,799,000.

Warrant activity for the six months ended March 31, 2021 is provided below:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2020	3,460	C$ 6.40
Exercised	(969)	6.40
Balance, March 31, 2021	2,671	C$ 6.40

Issuance costs of $2,546,000 in cash, including underwriters’ commission of $1,692,000, were incurred. The Company issued compensation options to the underwriter for 367,826 shares at the issue price of C$4.60 for a period of two years from the closing of the offering. The fair value of the options has been valued at $0.31 for a total of $456,000.

Activity for the June 2020 compensation options for the six months ended March 31, 2021 is as follows:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2020	353	C$ 4.60
Exercised	(133)	4.60
Balance, March 31, 2021	220	C$ 4.60

Shares to be issued

As discussed in Note 3, the Company acquired Sleepwell on October 23, 2020, with a portion of the purchase price in shares. $2,376,000 (629,000 shares at a fair value of $3.78 per share) was issued in January 2021, and $686,000 (246,000 shares at a fair value of $2.67) is expected to be issued in August 2022. The fair value of the stock has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued.

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally vest either immediately or quarterly over a two-year period.

A summary of stock options is provided below:

	Number of options (000’s)	Weighted average exercise price
Balance, September 30, 2020	2,627	C$	1.99
Granted	50		6.16
Exercised	(20)		3.34
Expired	(58)		3.90
Forfeited	(1)		1.50
Balance, March 31, 2021	2,598	C$	1.81

At March 31, 2020, the Company had 2,536,000 vested stock options with a weighted average exercise price of C$1.80.

The Company accounts for stock-based compensation, including stock options and stock grants, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the six months ended March 31, 2021 and 2020, the Company recorded stock-based compensation expense as follows.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Six Months Ended March 31, 2021	Six Months Ended March 31, 2020
Stock-based compensation expense	$12	$68	$27	$101

The fair value of the stock options has been charged to the statement of loss and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

	Six months ended
	March 31, 2021
Share price at grant date	C$	6.16
Risk-free interest rate		0.92%
Expected volatility		55.08%
Expected life of option		4 years
Expected dividend yield		Nil

13.	Commitments and Contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $10,000 as of March 31, 2021, which are all due in less than one year.

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) during the year ended September 30, 2020 and the six months ended March 31, 2021. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

14.	Operating expenses

	Three months ended March 31, 2021	Three months ended March 31, 2020	Six months ended March 31, 2021	Six months ended March 31, 2020
Payroll and employee benefits	$6,997	$5,747	$13,435	$11,559
Facilities	526	500	1,017	1,010
Bad debt expense	2,209	727	4,289	3,628
Billing	893	384	1,609	713
Professional fees	559	282	1,000	571
Marketing costs	215	139	343	305
All other	1,335	1,220	2,570	2,108
Total Operating expenses	$12,734	$8,999	$24,263	$19,894

15.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted income (loss) per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months ended March 31, 2021	Three months ended March 31, 2020	Six months ended March 31, 2021	Six months ended March 31, 2020
Net income (loss) for continuing operations	$(12,490)	$3,078	$(11,125)	$(670)
Net income (loss) for discontinued operations	-	-	-	(869)
Basic weighted average number of shares	29,294	20,914	28,803	20,897
Diluted weighted average number of shares	29,294	22,124	28,803	20,897
Basic – continuing operations	$(0.43)	$0.15	$(0.39)	$(0.03)
Diluted – continuing operations	$(0.43)	$0.14	$(0.39)	$(0.03)
Basic – discontinuing operations	$0.00	$0.00	$0.00	$(0.04)
Diluted - discontinuing operations	$0.00	$0.00	$0.00	$(0.04)
Total - Basic	$(0.43)	$0.15	$(0.39)	$(0.07)
Total - Diluted	$(0.43)	$0.14	$(0.39)	$(0.07)

The effect of instruments exercisable or convertible to common shares for the three months ended March 31, 2020 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

16.	Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month, plus taxes, utilities, and maintenance.

Expense for Board of Directors’ fees were $53,000 and $55,000 for the three months ended March 31, 2021 and 2020, respectively. Fees were $98,000 and $85,000 for the six months ended March 31, 2021 and 2020, respectively. Stock-based compensation for the Board of Directors was $17,000 and $21,000 for the three and six months ended March 31, 2021.

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Key management personnel also participate in the Company’s share option program (see Note 12). The Company paid or accrued compensation to key management personnel the following:

	Three months ended March 31, 2021	Three months ended March 31, 2020	Six months ended March 31, 2021	Six months ended March 31, 2020
Salaries and Benefits	$261	$196	$488	$393
Stock-based compensation	17	-	21	-
Total	$278	$196	$509	$393

17.	Discontinued Operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. During the year ended September 30, 2020, there were ongoing litigation matters involving Patient Home Monitoring, Inc. that resulted in loss from discontinued operations, as reflected in the following table for the six months ended March 31, 2020.

	Six months ended March 31, 2021	Six months ended March 31, 2020
Operating expenses	$-	$(869)
Net (loss) income from discontinued operations	$-	$(869)

For the periods ended March 31, 2021 and 2020, Patient Home Monitoring, Inc. was classified as a discontinued operation. There are ongoing litigation matters involving Patient Home Monitoring, Inc. During the six months ended March 31, 2020, the Company accrued $869,000 for defense and settlement costs. One of the matters was resolved in the second quarter of fiscal year 2020 and the other matter reached a settlement in principle, but was not formally finalized, in the fourth quarter of fiscal year 2020. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations. As of March 31, 2021, $497,000 relating to above discontinued operations were included in accrued liabilities.

18.	Restatement

For comparative purposes, the consolidated statements of financial position as at September 30, 2020 and October 1, 2019 include adjustments to reflect the change in accounting policy resulting from the change in the presentation currency to the US dollar. The amounts previously reported in Canadian dollars as shown below have been translated into US dollars as at September 30, 2020 and October 1, 2019 exchange rate of 1.3339 US$:C$ and 1.3242 US$:C$, respectively.

Condensed consolidated interim statement of financial position as at September 30, 2020

	Previously Reported in C$	As Restated in US$
Current assets	$60,402	$45,283
Long-term assets	35,733	26,782
Total assets	96,135	72,065
Current liabilities	32,526	24,385
Long-term liabilities	25,938	19,445
Total liabilities	58,464	43,830
Shareholders’ equity	37,671	28,235
Total liabilities and shareholders’ equity	96,135	72,065

Condensed consolidated interim statement of financial position as at October 1, 2019

	Previously Reported in C$	As Restated in US$
Current assets	$30,783	$23,247
Long-term assets	24,382	18,412
Total assets	55,165	41,659
Current liabilities	21,081	15,919
Long-term liabilities	16,839	12,717
Total liabilities	37,920	28,636
Shareholder’s equity	17,245	13,023
Total liabilities and shareholders’ equity	55,165	41,659

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The statements of income (loss) and comprehensive income (loss) and statement of cash flows have been adjusted for foreign exchange gain and translated at an exchange rate of 1.3453 and 1.3332 C$/US$ for the three and six months ended March 31, 2020, respectively.

Condensed consolidated interim statement of loss for the three months ended March 31, 2020

	Previously Reported in C$	As Restated in US$
Total revenue	$24,028	$17,861
Income from continuing operations before financing and taxes	935	696
Income from continuing operations before taxes	2,864	3,111
Income from continuing operations	2,820	3,078
Net income (loss) and comprehensive income (loss)	5,387	3,078

Condensed consolidated interim statement of loss for the six months ended March 31, 2020

	Previously Reported in C$	As Restated in US$
Total revenue	$45,874	$34,409
Loss from continuing operations before financing and taxes	(2,238)	(1,679)
Loss from continuing operations before taxes	(1,643)	(637)
Loss from continuing operations	(1,687)	(670)
Net income (loss) and comprehensive income (loss)	(814)	(1,539)

Condensed consolidated interim statement of cash flows for the six months ended March 31, 2020

	Previously Reported in C$	As Restated in US$
Net loss from continuing operations	$(1,687)	$(670)
Net loss from discontinuing operations	(1,158)	(869)
Net cash flows provided by operating activities	6,609	5,165
Net cash flows used in investing activities	(4,301)	(3,226)
Net cash flow used in financing activities	(9,681)	(7,262)
Net decrease in cash	(7,373)	(5,323)

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